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GIAN-MICHELE A MARCA
(415) 693-2148
gmamarca@cooley.com

June 30, 2005

Via EDGAR, Fax and Federal Express

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ad.Venture Partners, Inc.
Registration Statement on Form S-1
SEC File No. 333-124141

Dear Mr. Reynolds:

     On behalf of our client, Ad.Venture Partners, Inc. (the “Company”), we are transmitting to you this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated June 24, 2005, with respect to the Registration Statement on Form S-1, File No. 333-124141 (the “Registration Statement”), filed with the Commission on April 18, 2005.

     The numbering of the paragraphs below corresponds to the numbering of the comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of Amendment No. 2 to the Registration Statement (the “Amendment”).

Prospectus Summary, page 1

     1. We note your response to comment seven of our letter dated May 20, 2005 that neither the company, affiliates, nor any representatives have had either contacts or discussions with any targets. Please revise to clarify here and throughout the prospectus if you, any affiliate, attorney, agent or other representative of the company has taken any direct or indirect measures to locate a target business.

June 30, 2005
Page Two

     Response: The Company has revised the disclosure on pages 7, 24, 26 and 27 of the prospectus in response to the Staff’s comment.

     2. We note your response to comment 16 that “out-of-pocket expenses” that exceed the amount of proceeds not placed in trust will only be reimbursed after the completion of a business combination. In the use of proceeds section, please revise to discuss the nature of the excess out of pocket expenses. Is it structured as a loan so that it is a liability that follows the company and must be repaid following a business combination, or does the resulting company have latitude regarding such repayments? To the extent that repayment of excess expenses are discretionary, it appears that there is an inherent conflict of interest as those who incur the excess expenses may view targets that do not offer to repay them in an unfavorable light. If applicable, please revise to discuss such conflict under the caption “conflicts of interests” on page 39.

     Response: The Company has revised the disclosure on pages 20 and 41 of the prospectus in response to the Staff’s comment. In addition, the Company has added risk factor disclosure on page 11 to explain the potential conflict of interest arising out of the potential for excess expenses.

Use of Proceeds, page 19

     3. Please clarify whether the funds not held in trust could be used as a down payment, deposit, or lockup in a proposed business combination. To the extent they can, explain how ongoing expenses will be satisfied and include appropriate line item disclosure in this section. We may have further comment.

     Response: The Company has revised the disclosure on pages 3, 16 and 20 of the prospectus in response to the Staff’s comment. The Company respectfully notes the likelihood, size or impact of any potential down payment, deposit or lockup cannot be presently ascertained.

Proposed Business, page 26

     4. We note your response to comment 21. The response letter indicates that you believe you will receive unsolicited responses because members of management “frequently receive” such proposals. Please revise to clarify such experience in the document as it is the basis for your disclosed anticipation of unsolicited proposals. Also clarify if you have received any unsolicited proposals that could lead to the identification of a target company.

     Response: The Company has revised the disclosure on page 27 of the prospectus in response to the Staff’s comment.

     5. We note your response to comment 21 seeking clarification “if any unaffiliated parties providing proposals will receive a fee and how that fee would be determined.” Our

June 30, 2005
Page Three

comment was aimed at solicited and unsolicited proposals from sources that are not considered “professional firms” specializing in business acquisitions. Please revise accordingly.

     Response: The Company has revised the disclosure on page 27 of the prospectus in response to the Staff’s comment.

     6. We note that management and/or initial shareholders may be retained following a business combination. We also note your additional disclosure on page 29 that you “will not request that the resignation or retention of current management be included as a condition” in any business combinations. There appears to be an inherent conflict of interests in that management and/or initial shareholders may view target companies that offer any such individuals a continuing relationship (whether in a management, consultant or other role) in a more favorable light. Please revise to discuss such conflict under the caption “conflicts of interests” on page 39.

     Response: The Company has revised the disclosure on page 40 of the prospectus in response to the Staff’s comment.

     7. Please add disclosure to explain the seventh and eighth bullets under “Amended and Restated Certificate of Incorporation.”

     Response: The Company has revised the disclosure on page 32 of the prospectus in response to the Staff’s comment. While the Company will enter into letter agreements with its initial stockholders prior to the offering for various reasons, many of which are explained throughout the prospectus, the Company acknowledges that the currently effective Amended and Restated Certificate of Incorporation that was filed as Exhibit 3.1 to Amendment No. 2 to the Registration Statement does not specifically contemplate the execution of these letter agreements. Accordingly, the Company has removed the eighth bullet under “Amended and Restated Certificate of Incorporation” on page 32.

Management, page 36

     8. We note your additional disclosure regarding the creation of an Audit Committee. Please clarify when you intend to have such committee in place.

     Response: The Company advises the Staff on a supplemental basis that it has established an Audit Committee. Accordingly, the Company has revised the disclosure on page 38.

     9. We note your additional disclosure regarding Tom Rogers, your special advisor. Please revise to discuss his rights and duties as special advisor and clarify if he owes you the same fiduciary duties as those owed by your members of management.

June 30, 2005
Page Four

     Response: The Company has revised the disclosure on page 39 of the prospectus in response to the Staff’s comment.

Certain Relationships and Related Transactions, page 38

     10. We note your response to comment 35. You have disclosed all of your private share issuances and that you “believe” several individuals are your promoters. Item 404(d) of Regulation S-K requires that you identify promoters and discuss all transactions involving such persons. Please review Rule 405 of Regulation C and revise to identify your promoters without qualifying the disclosure.

     Response: The Company has revised the disclosure on page 40 of the prospectus in response to the Staff’s comment. The Company advises the Staff on a supplemental basis that all transactions between the Company and Messrs. Balter and Slasky have been disclosed in the prospectus.

     11. We note that Ken Jacquin, William Margiloff, and Hillel Weinberger collectively paid $45.00 for their 150,000 shares. Please clarify if they will participate in your business plan or if they have some preexisting relationship with any of the other initial shareholders.

     Response: Each of Ken Jacquin and William Margiloff have agreed with the Company to be special advisors and, accordingly, the Company has revised the disclosure on page 39 of the prospectus. The Company advises the Staff on a supplemental basis that Mr. Balter has known Mr. Weinberger for approximately five years and that Mr. Weinberger was allowed to invest as an initial investor on the basis of his relationship with Mr. Balter. Mr. Weinberger had no role in the organization or formation of the Company and will have no formal role with the Company.

Principal Stockholders, page 36

     12. We note your response to comment 38. The comment was seeking disclosure in the prospectus of the purpose of these mandatory warrant purchases. The response letter indicates that the company “believes” that the primary purpose is to align Messrs. Balter and Slasky’s interests with those of public stockholders. Considering the warrant purchases was a condition that you negotiated, please disclose why you are not able to definitively disclose the purpose without qualifying it. According to exhibit 10.13, the warrant purchase agreement was entered into to in order to “induce the [c]ompany to engage in the IPO.” Please revise to explain the inducement or benefit you received from this agreement.

Further, it is not clear to us how having “certain designees” purchase warrants would align Messrs. Balter and Slasky’s interests. It would also appear that Messrs. Balter and Slasky’s ability to pledge both their shares and purchased warrants as collateral, would mitigate the capital that they are “placing at risk.” Please explain in your disclosure.

June 30, 2005
Page Five

     Response: The Company has revised the disclosure on page 43 explaining the purpose of the mandatory warrant purchases. In addition, the Company advises the Staff on a supplemental basis that the Company was advised by Wedbush Morgan Securities Inc., ("Wedbush") the representative of the underwriters for the Company’s present offering, that market expectations for special purpose acquisition companies required the inclusion of a warrant purchase commitment as a demonstration of confidence by management in the Company’s ability to consummate a business combination. As a result, the benefit to the Company of the mandatory warrant purchases was to allow it to proceed with its initial public offering. Accordingly, the Company has revised the recitation of consideration in the warrant purchase agreements.

The Company further advises the Staff on a supplemental basis that the warrant purchase structure allows for management to place a significant amount of capital at risk in a manner that provides for a potential return on such capital that is commensurate with such risk while minimizing any additional dilution to the other stockholders.

The Company further advises the Staff on a supplemental basis that the terms of the mandatory warrant purchases, including the ability to allow for the purchases to be made by affiliates and designees and the ability to pledge shares and warrants as collateral, were the subject of extensive negotiations among Messrs. Balter and Slasky, the Company and Wedbush. Notwithstanding the flexibility granted to Messrs. Balter and Slasky, the Company notes that Messrs. Balter and Slasky remain the primary obligors in respect of the warrant purchase obligations and, as such, their ability to mitigate any risk associated with those obligation is limited.

     13. In paragraph 6.2 of the Underwriting agreement, we note that if a default of over 10% of the “Firm Units” occur, and neither party is able to find a suitable purchaser to cover the default amount that this agreement “may be terminated.” Please advise how language that states the offering “may be terminated” ensures that this offering will not proceed if more than 10% of the units are defaulted. If an amount greater than 10% of the units were defaulted and neither the issuer nor the underwriters elect to terminate the offering (since they “may”), please advise as to the consequence.

     Response: The Company has revised Section 6.2 of the form of Underwriting Agreement in response to the Staff’s comment.

     14. In schedule 2 to exhibit 10.13, we note that the Representative will purchase certain amounts at certain times “in its sole discretion.” Please explain how purchases on Messrs. Balter and Slasky’s behalf (or other yet to be identified persons) will be carried out.

     Response: The Company advises the Staff on a supplemental basis that the language “in its sole discretion” is intended to remove any discretion from Messrs. Balter and Slasky such that the warrant purchase agreement can qualify as binding contract, instruction or written plan pursuant to Rule 10b5-1(c) under the Securities Exchange Act of 1934. Wedbush has advised the Company that it will effect any warrant purchases pursuant to the warrant purchase obligation on the open market using its discretion to obtain the best price and execution for Messrs. Balter and Slasky. Any such purchases would be made in compliance with applicable rules and regulations.

June 30, 2005
Page Six

*      *      *

     Please do not hesitate to call me at (415) 693-2148 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/     Gian-Michele a Marca

         Gian-Michele a Marca

cc:	Howard S. Balter (Ad.Venture Partners, Inc.)
Ilan M. Slasky (Ad.Venture Partners, Inc.)
Kenneth L. Guernsey (Cooley Godward LLP)
Floyd I. Wittlin (Bingham McCutchen LLP)